Exhibit 99.2

Royal Dutch Shell plc

Three and nine-month periods ended September 30, 2006

Unaudited Condensed Interim Financial Report

Unaudited Condensed Interim Financial Report

This report contains:

(1)	An Operational and Financial Review and Results of Operations with respect to Royal Dutch Shell plc, a publicly-listed company incorporated in England and Wales and headquartered and tax resident in The Netherlands (“Royal Dutch Shell”) and its consolidated subsidiaries (collectively, with Royal Dutch Shell, the “Shell Group”) for the three and nine-month periods ended September 30, 2006; and

(2)	Unaudited Condensed Consolidated Interim Financial Statements for the three and nine-month periods ended September 30, 2006 and 2005.

In this report “Group” is defined as Royal Dutch Shell together with all of its consolidated subsidiaries. The expressions “Shell”, “Group”, “Shell Group” and “Royal Dutch Shell” are sometimes used for convenience where references are made to the Group or Group companies in general. Likewise, the words “we”, “us” and “our” are also used to refer to Group companies in general or to those who work for them. These expressions are also used where no useful purpose is served by identifying the particular company or companies. The expression “Group companies” as used in this Report refers to companies in which Royal Dutch Shell either directly or indirectly has control, by having either a majority of the voting rights or the right to exercise a controlling influence. The companies in which the Group has significant influence but not control are referred to as “associated companies” or “associates” and companies in which the Group has joint control are referred to as “jointly controlled entities”. In this Report, associates and jointly controlled entities are also referred to as “equity accounted investments”.

This report contains forward-looking statements concerning the financial condition, results of operations and businesses of Royal Dutch Shell. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among other things, statements concerning the potential exposure of Royal Dutch Shell to market risks and statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions. These forward-looking statements are identified by their use of terms and phrases such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “intend”, “may”, “plan”, “objectives”, “outlook”, “probably”, “project”, “will”, “seek”, “target”, “risks”, “goals”, “should” and similar terms and phrases. There are a number of factors that could affect the future operations of Royal Dutch Shell and could cause those results to differ materially from those expressed in the forward-looking statements included in this Report, including (without limitation): (a) price fluctuations in crude oil and natural gas; (b) changes in demand for the Group’s products; (c) currency fluctuations; (d) drilling and production results; (e) reserve estimates; (f) loss of market and industry competition; (g) environmental and physical risks; (h) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (i) the risk of doing business in developing countries and countries subject to international sanctions; (j) legislative, fiscal and regulatory developments including potential litigation and regulatory effects arising from recategorisation of reserves; (k) economic and financial market conditions in various countries and regions; (l) political risks, project delay or advancement, approvals and cost estimates; and (m) changes in trading conditions. All forward-looking statements contained in this report are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Additional factors that may affect future results are contained in Royal Dutch Shell’s 2005 20-F (available at www.shell.com/investor and www.sec.gov ). These factors also should be considered by the reader. Each forward-looking statement speaks only as of the date of this report, October 27, 2006. Neither Royal Dutch Shell nor any of its subsidiaries undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this report.

Please refer to the Annual Report on Form 20-F for the year ended December 31, 2005 for a description of certain important factors, risks and uncertainties that may affect the businesses of the Shell Group.

Royal Dutch Shell plc
Unaudited Condensed Interim Financial Report     1

Operational and Financial Review for the three and nine-month periods ended
September 30, 2006

Unification of Royal Dutch and Shell Transport

Unification
In 2005, Royal Dutch Shell plc became the single 100% parent company of Royal Dutch Petroleum Company (“Royal Dutch”) and of Shell Transport and Trading Company Limited (previously known as The “Shell” Transport and Trading Company, p.l.c.) (“Shell Transport”), the two former public parent companies of the Group (the “Unification”). The comparative periods represent information for Royal Dutch Shell as if it owned 100% of Royal Dutch and Shell Transport before the start of the period presented. Details of the Unification are disclosed in the Annual Report on Form 20-F for the year ended December 31, 2005 as filed with the Securities and Exchange Commission.

Presented under IFRS (unaudited)

			$ million

	Three months ended		Nine months ended
	September 30,		September 30,

	2006	2005	2006	2005

Income from continuing operations	6,255	9,484	20,798	21,965
Income/(loss) from discontinued operations	–	(93)	–	(307)

Income for the period	6,255	9,391	20,798	21,658

Attributable to minority interest	313	359	639	715

Income attributable to shareholders of Royal Dutch Shell plc	5,942	9,032	20,159	20,943

Three months ended September 30, 2006

The Shell Group’s income for the three months ended September 30, 2006 was $6,255 million, a decrease of 33% compared to 2005 mainly caused by the impact of price volatility on inventory and the gain related to the divestment of pipeline assets held through the Gasunie NV in the Netherlands in 2005.

Exploration & Production

Segment earnings were $3,743 million compared to $4,977 million a year ago. Third quarter 2006 earnings included a net gain of $147 million related to the mark-to-market valuation of certain UK gas contracts and charges of $310 million due to the UK upstream tax increase effective from January 1, 2006. This amount includes deferred tax balance revaluations but excludes the normal impact on third quarter 2006 segment earnings. The third quarter 2005 included a net gain of $1,765 million mainly from divestments.

Earnings reflected higher production volumes and stronger oil and gas prices partly offset by higher operating costs reflecting industry conditions and increased pre-development activity levels.

Liquids realisations were 15% higher than a year ago, in line with increases in marker crudes Brent of 13% and WTI of 11%. Outside the USA gas realisations increased by 9% and in the USA gas realisations decreased by 12%.

Third quarter 2006 production was 3,251 thousand barrels of oil equivalent (boe) per day compared to 3,207 thousand boe per day a year ago, including the production from oil sands of 98 thousand boe a day in both periods.

Production compared to the third quarter 2005 included new volumes of 257 thousand boe per day including Bonga (Shell share 55%) and Erha (Shell share 44%) in Nigeria, West Salym (Shell share 50%) in Russia, Champion West Phase III (Shell share 50%) in Brunei and the early start up of E8 in Malaysia (Shell share 50%).

Production from Shell Petroleum Development Company’s Nigerian operations was 185 thousand boe per day (Shell share) lower than a year ago due to deferred production mainly in the Western Delta resulting from security concerns. Whilst efforts continue towards restoring safe operational conditions in the Niger Delta, it is unlikely that the shut-in facilities in Nigeria will be restored in 2006. No firm date can be given for the re-start of the production nor is it possible to predict the rate of ramp up to full production. Restricted access in the area continues to impact the drilling programme for the future, and the progress of new projects.

Gas & Power

Segment earnings were $787 million, compared to $556 million in the same quarter last year, which included gains of $94 million mainly related to divestments. Higher earnings reflected substantially higher liquefied natural gas (LNG) volumes and continued strong marketing and trading earnings.

     Royal Dutch Shell plc
2    Unaudited Condensed Interim Financial Report

LNG volumes of 2.94 million tonnes were 19% higher than a year ago, driven by capacity growth at Nigeria LNG (Shell share 26%) and Qalhat LNG (Shell share 11%) and supported by strong operating performance across the LNG plants. Realised LNG prices reflected higher crude prices and continued opportunities for cargo optimisation.

Marketing and trading earnings reflected gas storage optimisation in the USA and overall strong marketing performance across North America and Europe.

Oil Products

Oil Products segment earnings were $1,214 million compared to $3,439 million for the same period last year. The impact of price volatility on inventory under the First in First out (“FIFO”) pricing method had a favourable effect on 2005 earnings of approximately $1.7 billion and a negative effect on 2006 earnings of approximately $0.9 billion.

In Manufacturing, Supply and Distribution, industry-refining margins declined in all regions from the hurricane driven highs of the third quarter of 2005. Refinery utilisation on an Equivalent Distillation Capacity basis increased to 81.6% compared to hurricane-impacted utilisation levels of 77.8% in the third quarter of 2005.

Marketing sales volumes declined 4.6% compared to volumes in the third quarter of 2005 including the impact from divested volumes (2.0%) and rationalised Business to Business (B2B) volumes (0.9%). Trading continued to make a significant contribution to earnings in the third quarter of 2006.

Chemicals

Segment earnings were $251 million compared to $321 million for the same period last year, which included net charges of $184 million related to divested assets and various provisions.

Earnings on a historic cost basis reflected lower margins and trading earnings and higher cost, partly offset by improved earnings from equity-accounted investments, including the Nanhai joint venture in China (Shell share 50%).

Sales volumes and operating rates were unchanged compared to the same quarter a year ago. The third quarter of 2005 was impacted by hurricane-related downtime in the USA and supply constraints, which reduced operating rates by some 7 percentage points. Operations in the third quarter of 2006 reflected the start of a heavy planned maintenance programme in the USA and Europe, which impacted operating rates by some 6 percentage points. The programme is scheduled to extend into the fourth quarter of 2006.

Corporate and other

Corporate and Other Industry segment results were a gain of $260 million, which included tax credits of $86 million in Corporate. This compared to a gain of $97 million in the third quarter of 2005, which included impairment charges of $60 million in Other Industry segments.

In the third quarter of 2006 insurance and taxation gains, were partly offset by a reduction in net interest gains (including higher interest expense related to equity accounted investments) and negative results from currency movements.

Nine months ended September 30, 2006

The Shell Group’s income for the nine months ended September 30, 2006 was $20,798 million, a decrease of 4% compared to 2005 mainly reflecting lower earnings in Oil Products and Chemicals.

Exploration & Production

Segment earnings of $11,485 million were 8% higher than the $10,677 million earnings in the comparative period of 2005, mainly reflecting higher realised prices, partially offset by lower volumes, higher costs and the impact of the Gasunie pipeline divestment in the third quarter of 2005. Segment earnings included a gain of $254 million mainly due to $260 million for the mark to market of certain UK gas contracts, the impact of Canadian tax revisions and the resolution of certain contractual issues, partly offset by a charge of $310 million due to the UK upstream tax increase effective from January 1, 2006. The total net gain of $254 million compares to a gain of $1,575 million a year ago mainly representing the Gasunie pipeline divestment.

Liquid realisations were 25% higher than a year ago, compared to an increase in Brent of 25% and WTI of around 23%. Outside the USA, gas realisations increased by 20%. In the USA, gas realisations increased by 9%. Hydrocarbon production was 3,415 thousand boe per day, 3% lower than a year ago (3,523 thousand boe per day). The production included 74 thousand boe per day from oil sands in 2006 and 91 thousand boe per day in 2005.

Gas & Power

Segment earnings were $2,068 million compared with $1,043 million a year ago. Earnings in 2005 included net charges of $84 million mainly related to divestments. Higher earnings in 2006 reflect strong LNG results and marketing and trading earnings.

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Unaudited Condensed Interim Financial Report	3

LNG results benefited from sales volumes, strong prices, LNG marketing activities and increased dividends received from equity accounted investments. LNG year to date sales volumes were up 12% from a year ago, reflecting additional LNG capacity through Trains 4 and 5 in Nigeria LNG (Shell share 26%) and Qalhat LNG in Oman (Shell indirect share 11%).

Marketing and trading earnings continued to be driven by gas storage optimisation and overall strong marketing performance across North America and Europe.

Oil Products

Segment earnings were $6,334 million compared to $9,154 million for the same period last year. The impact of price volatility on inventory under the FIFO pricing method had a favourable effect on the first nine months of 2005 earnings of approximately $3.5 billion. The comparable favourable effect on the first nine months of 2006 earnings was approximately $0.8 billion. Earnings included net charges of $65 million related to the restructuring of employee retirement plans in France, partially offset by the impact of a reduction in deferred taxes in Canada arising from reduced tax rates versus net gains of some $427 million in 2005 mainly related to divestments.

Reduced earnings in Manufacturing, Supply and Distribution were partly offset by higher trading profits.

In Manufacturing, Supply and Distribution, industry-refining margins were higher in US Gulf coast, but declined in US West coast, Europe and Asia Pacific. US Gulf Coast refining margins benefited in 2005 from wide light heavy crude differentials, whilst US West Coast refining margins benefited in 2006. In Europe the middle distillates strength positively impacted 2006 earnings versus a year ago. Earnings were also negatively impacted by lower utilisation as a result of refinery downtime.

In Marketing, increased earnings in Lubricants were offset by lower earnings in Retail and B2B. Retail and B2B margins came under pressure due to the impact of rising product cost, which could not be fully recovered in the marketplace. Lubricants earnings were higher due to stronger base oil margins. Marketing sales volumes declined 4.6% compared to volumes in the third quarter of 2005 including the impact from divested volumes (2.0%) and rationalised B2B volumes (0.9%).

Chemicals

Segment earnings were $880 million including net charges of $30 million mainly related to the restructuring of employee retirement plans in France. Earnings for the nine months of 2005 were $1,029 million, and included $481 million of net charges mainly from the divestment of the polyolefins joint venture Basell and legal provisions. The decline in earnings compared to a year ago reflected lower margin realisations and unfavourable inventory effects.

Sales volumes increased by 2% mainly due to higher trading volumes. Operating rates were unchanged compared to the same period a year ago. A reduction in unplanned downtime, mainly due to the absence of the 2005 hurricane-related impact in the USA was offset by an increase in planned maintenance shutdowns this year. Earnings from equity accounted investments reflected a positive contribution from the Nanhai joint venture (Shell share 50%) in China, which started commercial operations earlier this year.

Corporate and other

Corporate and Other Industry segment earnings were a gain of $31 million compared to a loss of $246 million a year ago. The 2006 earnings included a provision in respect of litigation of $500 million.

Portfolio developments for the nine months ended September 30, 2006

Exploration & Production

In Brunei, oil production started in the first quarter from the first well from Phase III of the Champion West field (Shell share 50%). Current Brunei Shell Petroleum (BSP) production is around 370 thousand boe per day, and over time almost a quarter of BSP’s production is expected to come from Champion West.

In Nigeria, the first phase of the deepwater Erha field (Shell share approximately 44%) started up in April 2006, with production to ramp up to 150 thousand boe per day over time.

In Canada, Shell acquired heavy oil acreage and will evaluate and assess enhanced and new heavy oil technologies to potentially develop these resources. Also in Canada, Shell Canada acquired control of BlackRock Ventures Inc (BlackRock) on June 21, 2006 and as at July 11, 2006 held 100% of the BlackRock shares. BlackRock has in situ and conventional oil activities in the Peace River, Cold Lake and Lloydminster areas of Athabasca.

In the first quarter, Shell acquired in Australia acreage in the Carnarvon Basin through offshore block (WA-374-P) in the Greater Gorgon Area (Shell share 25%) and in the Browse Basin through the permit area WA-371-P in the Caswell Sub-basin (Shell share 100%).

In Norway, Shell and Statoil signed an agreement in the first quarter to work towards developing a large project using carbon dioxide (CO2) for enhanced oil recovery offshore. The concept involves capturing CO2 from power generation and utilising it to enhance oil recovery, resulting in increased energy production.

Royal Dutch Shell plc
Unaudited Condensed Interim Financial Report

In January 2006, Shell signed in India a Memorandum of Understanding (MoU) with Oil and Natural Gas Corporation Ltd (ONGC) covering possible areas of cooperation of upstream and downstream activities in both India and internationally.

Also in India, a new technology centre was opened by Shell in Bangalore in September 2006, to be staffed over time by more than 1,000 technical professionals. This centre complements the main existing centres in the USA and Europe and will deliver high-end technical studies, projects and technical services for Shell globally, as well as supporting Shell’s interests in India.

In the Gulf of Mexico, the Mars platform resumed production during the second quarter ahead of schedule. During the Mars recovery operation topside modifications were made to accommodate future wells and to minimise future planned shut-ins. Production rates during the third quarter were 20% above those prior to the damage caused by hurricanes in 2005.

In Russia, the Sakhalin 2 project (Shell share 55%) continues to progress in accordance with the PSA and it is now more than 80% complete and on track for first LNG deliveries in 2008. Activities continue in line with the overall cost estimate advised in July 2005.

In Ukraine, a Joint Activity Agreement was signed in the second quarter with Ukrgazvydobuvannya, a subsidiary of Naftogaz Ukrainy. Shell has farmed into eight licenses in the Dniepr Donets Basin and exploration work is planned to commence this year.

In the USA, Shell and its joint venture partners announced in October the development of the Great White, Tobago and Silvertip fields (Shell share between 33% and 40%) via the Perdido Regional Development host (Shell share 35%), located in Alaminos Canyon, offshore Gulf of Mexico. The facility will be designed to handle 130 thousand boe per day.

In Malaysia, first gas was delivered in the third quarter from the offshore E8 field (Shell Share 50%), which is a key component of the E11 Hub integrated gas project which aims to rejuvenate existing E11 facilities and develop several offshore gas fields over the next years. The E11 hub will have a design capacity of 1.6 billion cubic feet (bcf) of gas per day.

In New Zealand, first gas was delivered in the third quarter from the Pohokura field (Shell share 48%), which is expected to produce around 40 thousand boe a day at its peak.

Gas & Power

In July 2006 Shell and Qatar Petroleum launched the integrated Pearl Gas to Liquids (GTL) project in Qatar. The Pearl GTL project includes the development of offshore natural gas resources, transporting and processing the gas onshore to extract liquids, and the conversion of gas into clean liquid hydrocarbon products for export. The integrated project cost is expected to be around $4 to $6 per boe of resources.

In May 2006 the North West Shelf Venture in Australia (Shell share, direct and indirect, 22%) delivered the first LNG cargo to China at the Guangdong LNG import terminal under a 25 year, 3.3 million tonnes per annum per annum sales and purchase agreement.

In May 2006 Hubei Shuanghuan Ltd started production of synthesis gas from the first plant in China to use Shell’s coal gasification technology. Also in China, in July Shell and Shenhua Ningxia Coal Industry Ltd announced an agreement for a multi-year study on the feasibility of developing a plant to convert coal into liquids using Shell technology.

In Mexico, the Altamira re-gasification terminal was commissioned with the first ever LNG cargo to be delivered to the country. Shell owns 50% of the terminal and has rights to 75% of the initial capacity of 4.4 million tonnes of LNG per annum. The state power company in Mexico, Comisión Federal de Electricidad (CFE), has contracted to purchase 5.2 billion cubic meters of re-gasified LNG per annum from the facility (equivalent to 3.9 million tonnes of LNG per year).

In Australia, Shell and Anglo American signed a joint development agreement to further advance the Monash Energy coal-to-liquids project. This potential development involves the gasification of Anglo American’s brown coal from Victoria’s Latrobe Valley for conversion into transportation fuels, including virtually sulphur-free synthetic diesel, using Shell’s proprietary coal gasification and gas-to-liquids technologies.

Oil Products

In the first quarter Shell completed the sale of its Oil Products businesses in Jamaica, Bahamas, Paraguay and Rwanda. The divestments of marketing and distribution assets in Colombia, Uruguay and Cameroon were completed in the second quarter. Sales of Shell’s retail and lubricants marketing assets in Puerto Rico and distribution and marketing assets in Bermuda were completed in the third quarter. In the USA the sale of a residential and small commercial natural gas marketing business was completed in the third quarter. The agreed sales of various distribution and marketing assets in the Pacific Islands, are expected to be completed by the end of 2006.

In Turkey the joint venture between Shell and Turcas Petrol A.S. comprising over 1,200 retail stations (Shell share 70%) commenced operations on July 1, 2006.

In the first quarter an agreement was signed to acquire Koch Materials China (Hong Kong) Limited, a bitumen manufacturing and marketing business in China. The deal increases Shell’s bitumen production more than doubling the size of Shell’s Bitumen business in China to 6,600 tons per day, representing around 20% of Shell Bitumen global volume.

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Unaudited Condensed Interim Financial Report	5

In the third quarter, Shell acquired in China a 75% share in Beijing Tongyi Petroleum Chemical Company Limited and Xianyang Tongyi Petroleum Chemical Company Limited, which produce and market China’s leading independent lubricant brand. The transaction makes Shell the leading international energy company marketing lubricants in China and increases Shell’s global finished lubricants volume by 8%.

Motiva Enterprises (Shell share 50%) continued progress towards a consideration to expand the Port Arthur Refinery in the USA which would add up to 325 thousand barrels per day crude throughput bringing total throughput to up to approximately 600 thousand barrels per day. Subject to commercial conditions for an investment decision and regulatory approvals, Motiva expects to begin construction in 2007 with the brownfield expansion to come on line post-2009.

Chemicals

In China, the CNOOC and Shell Petrochemicals Company Limited joint venture (Shell share 50%) started operation of its Nanhai petrochemicals complex in Guangdong. By the end of the first quarter all plants were manufacturing product as per specification and commercial operations began.

In the second quarter Shell took a final investment decision for the construction of an ethylene cracker and Mono-Ethylene Glycol (MEG) plant in Singapore. Construction of the 800 thousand tonnes per annum (tpa) ethylene cracker is due to begin later this year with start-up anticipated towards 2009/2010. The cracker and the new MEG plant will create an advantaged site through full integration with the 464 thousand barrels per day Bukom refinery (Shell share 100%) enabling feedstock and operating benefits. Currently Shell has more than 1 million tonnes per annum ethylene cracking capacity in Singapore (Shell share 50%) equal to some 10% of Shell’s global ethylene cracking capacity.

Liquidity and capital resources

Three months ended September 30, 2006

Cash flow provided by operating activities in the three-month period to September 30, 2006 was $10.1 billion compared to $6.6 billion a year ago.

Capital investment for the three months ended September 30, 2006 was $6.1 billion (including the minority share of Sakhalin) of which $4.9 billion was invested in the Exploration & Production and Gas & Power segments. Capital investment in the same period 2005 (including the minority share of Sakhalin) was $4.1 billion of which $3.2 billion was invested in the Exploration & Production and Gas & Power segments.

Gross proceeds from divestments in the three-month period to September 30, 2006 were $0.3 billion compared to $4.3 billion a year ago.

Dividends of €0.25 per share were declared on October 26, 2006 in respect of the third quarter. These dividends are payable on December 13, 2006. In the case of the Class B shares, the dividends will be payable through the dividend access mechanism and are expected to be treated as UK-sourced rather than Dutch-sourced. See the Annual Report on Form 20-F 2005 on additional information on the dividend access mechanism.

During the third quarter 2006 $2.8 billion or 1.2% of Royal Dutch Shell shares were bought back for cancellation.

Nine months ended September 30, 2006

Cash flow provided by operating activities in the nine month period to September 30, 2006 was $25.7 billion compared to $21.6 billion a year ago.

Cash and cash equivalents amounted to $11.2 billion at the end of the period (December 31, 2005: $11.7 billion). Total short and long-term debt amounted to $14.1 billion (December 31, 2005: $12.9 billion).

Capital investment for the nine months ended September 30, 2006 was $17.4 billion (including the minority share of Sakhalin and including the $3.0 billion of acquisitions mainly related to the acquisition of BlackRock Ventures Inc. in Canada by Shell Canada in the second quarter of 2006) of which $14.6 billion was invested in the Exploration & Production and Gas & Power segments. Capital investment in the same period of 2005 (including the minority share of Sakhalin) was $11.5 billion of which $9.0 billion was invested in the Exploration & Production and Gas & Power segments. Organic capital investment is planned to be around $19 billion for 2006, and around $21 billion for 2007 (excluding the minority share of Sakhalin).

Gross proceeds from divestments in the nine-month period to September 30, 2006 were $1.1 billion compared to $6.0 billion a year ago.

Dividends of €0.25 per share were declared on May 4, 2006 July 27, 2006 and October 26, 2006 totaling €0.75 per share in respect of the first, second and third quarters.

During the first nine months of 2006 $6.8 billion or 3.0% of Royal Dutch Shell shares were bought back for cancellation.

Royal Dutch Shell plc
Unaudited Condensed Interim Financial Report

Recent developments

The Group announced on October 23, 2006 that it has approached the Board of Directors of Shell Canada Limited to indicate its intention to offer to acquire the minority interests in Shell Canada Limited, for a cash price of C$40 per share. This proposal would value Shell Canada Limited’s fully diluted minority share capital at approximately C$7.7 billion. The Group interest in Shell Canada Limited is 78%.

Litigation update

The litigation relating to the 2004 recategorisation of certain hydrocarbon reserves is still at an early stage and subject to substantial uncertainties concerning the outcome of material factual and legal issues. Potential damages, if any, in a fully litigated securities class action would depend on the losses caused by the alleged wrongful conduct that would be demonstrated by individual class members in their purchases and sales of Royal Dutch and Shell Transport shares during the relevant class period. Based on the current status of the litigation, however, management of the Shell Group established a $500 million provision in the second quarter 2006. This amount reflects what Shell is prepared to pay to the plaintiffs to resolve this litigation. No settlement has been reached in the matter. Management of the Shell Group will review this determination as the litigation progresses.

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Unaudited Condensed Interim Financial Report	7

Royal Dutch Shell plc

Three and nine-month periods ended September 30, 2006

Unaudited Condensed Consolidated Interim Financial Statements

Royal Dutch Shell plc
Unaudited Condensed Interim Financial Report

Condensed Consolidated Statement of Income

	$ million

	Three months ended September 30,		Nine months ended September 30,

	2006	2005	2006	2005

Revenuea.	84,254	76,435	243,345	231,235
Cost of sales	70,383	60,704	200,143	188,733

Gross profit	13,871	15,731	43,202	42,502
Selling, distribution and administrative expenses	4,126	3,763	11,968	11,219
Exploration	401	275	932	784
Share of profit of equity accounted investments	1,358	3,081	5,010	5,734
Net finance costs and other (income)/expense	(60)	(268)	(168)	(159)

Income before taxation	10,762	15,042	35,480	36,392
Taxation	4,507	5,558	14,682	14,427

Income from continuing operations	6,255	9,484	20,798	21,965
Income/(loss) from discontinued operations	–	(93)	–	(307)

Income for the period	6,255	9,391	20,798	21,658

Income attributable to minority interest	313	359	639	715

Income attributable to shareholders of Royal Dutch Shell plc	5,942	9,032	20,159	20,943

Basic earnings per share (see Note 4)	0.93	1.35	3.13	3.12
Continuing operations	0.93	1.37	3.13	3.17
Discontinued operations	–	(0.01)	–	(0.05)

Diluted earnings per share (see Note 4)	0.93	1.35	3.12	3.11
Continuing operations	0.93	1.36	3.12	3.16
Discontinued operations	–	(0.01)	–	(0.05)

a.	Revenue is stated after deducting sales taxes, excise duties and similar levies of $18,472 million in the third quarter 2006 ($53,165 million cumulatively) and $18,282 million in the third quarter 2005 ($54,933 million cumulatively).

The Notes on pages 13 to 22 are an integral part of these Condensed Consolidated Interim Financial Statements.

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Condensed Consolidated Balance Sheet

	$ million

	Sept 30,	Dec 31,
	2006	2005

ASSETS
Non-current assets
Intangible assets	4,697	4,350
Property, plant and equipment	96,133	87,558
Investments:
equity accounted investments	19,453	16,905
financial assets	3,914	3,672
Deferred tax	2,664	2,562
Prepaid pension costs	3,459	2,486
Other	4,598	4,091

	134,918	121,624

Current assets
Inventories	23,391	19,776
Accounts receivable	63,895	66,386
Cash and cash equivalents	11,240	11,730

	98,526	97,892

Total assets	233,444	219,516

LIABILITIES
Non-current liabilities
Debt	7,665	7,578
Deferred tax	12,485	10,763
Retirement benefit obligations	6,298	5,807
Other provisions	8,793	7,385
Other	4,346	5,095

	39,587	36,628

Current liabilities
Debt	6,395	5,338
Accounts payable and accrued liabilities	64,445	69,013
Taxes payable	10,679	8,782
Retirement benefit obligations	284	282
Other provisions	1,763	1,549

	83,566	84,964

Total liabilities	123,153	121,592

EQUITY
Equity attributable to shareholders of Royal Dutch Shell plc	101,604	90,924
Minority interest	8,687	7,000

Total equity	110,291	97,924

Total liabilities and equity	233,444	219,516

The Notes on pages 13 to 22 are an integral part of these Condensed Consolidated Interim Financial Statements.

Royal Dutch Shell plc
Unaudited Condensed Interim Financial Report

Condensed Consolidated Statement of Changes in Equity

								$ million

	Equity attributable to shareholders of Royal Dutch Shell plc

	Ordinary	Preference
	share	share	Treasury	Other	Retained		Minority	Total
	capital	capital	shares	reserves[a]	earnings	Total	interest	equity

At January 1, 2005	584	20	(4,187)	8,865	80,788	86,070	5,313	91,383
IAS 32/39 transition[b]	–	(20)		823	(7)	796		796

At January 1, 2005 (after IAS 32/39 transition)	584	–	(4,187)	9,688	80,781	86,866	5,313	92,179
Income/(expense) recognised directly in equity	–	–	–	(4,039)	4	(4,035)	92	(3,943)
Income for the period	–	–	–	–	20,943	20,943	715	21,658

Total recognised income/(expense) for the period	–	–	–	(4,039)	20,947	16,908	807	17,715
Capital contributions from minority shareholders	–	–	–	–	–	–	732	732
Effect of Unification	–	–	–	–	(835)	(835)	835	–
Dividends paid	–	–	–	–	(8,687)	(8,687)	(235)	(8,922)
Treasury shares: net sales/(purchases) and dividends received	–	–	415	–	–	415	–	415
Shares repurchased for cancellation	(6)	–	–	5	(2,437)	(2,438)	–	(2,438)
Share-based compensation	–	–	–	124	–	124	–	124

At September 30, 2005	578	–	(3,772)	5,778	89,769	92,353	6,720	99,805

At January 1, 2006	571	–	(3,809)	3,584	90,578	90,924	7,000	97,924
Income/(expense) recognised directly in equity	–	–	–	2,528		2,528	73	2,601
Income for the period	–	–	–	–	20,159	20,159	639	20,798

Total recognised income/(expense) for the period	–	–	–	2,528	20,159	22,687	712	23,399
Capital contributions from minority shareholders	–	–	–	–	–	–	1,233	1,233
Effect of Unification	–	–	–	154	–	154	–	154
Dividends paid	–	–	–	–	(6,012)	(6,012)	(258)	(6,270)
Treasury shares: net sales/(purchases) and dividends received	–	–	375	–	–	375		375
Shares repurchased for cancellation	(22)	–	–	22	(6,811)	(6,811)	–	(6,811)
Share-based compensation	–	–	–	287	–	287	–	287

At September 30, 2006	549	–	(3,434)	6,575	97,914	101,604	8,687	110,291

a	See Note 3.

b	See Note 7.

The Notes on pages 13 to 22 are an integral part of these Consolidated Financial Statements.

Royal Dutch Shell plc

Unaudited Condensed Interim Financial Report	11

Condensed Consolidated Statement of Cash Flows

	$ million

	Nine months ended
	September 30,

	2006	2005

Cash flow from operating activities:
Income for the period	20,798	21,658
Adjustment for:
Current taxation	14,181	14,945
Interest (income)/expense	498	484
Depreciation, depletion and amortisation	9,309	9,194
(Profit)/loss on sale of assets	(279)	(1,103)
Decrease/(increase) in net working capital	(4,695)	(8,959)
Share of profit of equity accounted investments	(5,010)	(5,512)
Dividends received from equity accounted investments	4,066	5,268
Deferred taxation and other provisions	1,614	(646)
Other	(317)	(1,102)

Cash flow from operating activities (pre-tax)	40,165	34,227
Taxation paid	(14,428)	(12,579)

Cash flow from operating activities	25,737	21,648

Cash flow from investing activities:
Capital expenditure	(15,857)	(10,457)
Investments in equity accounted investments	(534)	(566)
Proceeds from sale of assets	1,006	1,914
Proceeds from sale of equity accounted investments	81	4,101
Proceeds from sale of/ (additions to) financial assets	(33)	363
Interest received	759	618

Cash flow from investing activities	(14,578)	(4,027)

Cash flow from financing activities:
Net increase/(decrease) in debt	664	291
Interest paid	(952)	(813)
Change in minority interest	1,070	893
Net issue/(repurchase) of shares	(6,657)	(2,438)
Dividends paid to:
Shareholders of Royal Dutch Shell plc	(6,012)	(8,687)
Minority interest	(258)	(235)
Treasury shares: net sales/(purchases) and dividends received	375	415

Cash flow from financing activities	(11,770)	(10,574)

Currency translation differences relating to cash and cash equivalents	121	(250)

Increase/(decrease) in cash and cash equivalents	(490)	6,797
Cash and cash equivalents at January 1	11,730	9,201

Cash and cash equivalents at September 30	11,240	15,998

The Notes on pages 13 to 22 are an integral part of these Condensed Consolidated Interim Financial Statements.

Royal Dutch Shell plc
Unaudited Condensed Interim Financial Report

Notes to the Condensed Consolidated Interim Financial Statements

1. Unification of Royal Dutch and Shell Transport

In 2005, Royal Dutch Shell plc became the single 100% parent company of Royal Dutch Petroleum Company (“Royal Dutch”) and of 19Shell Transport and Trading Company Limited (previously known as The “Shell” Transport and Trading Company, p.l.c.) (“Shell Transport”) the two former parent companies of the Group (the “Unification”). These Condensed Consolidated Interim Financial Statements have been prepared using the carry-over basis to account for the Unification and on the basis that the resulting structure was in place throughout the periods presented. Details of the Unification are disclosed in the Annual Report on Form 20-F for the year ended December 31, 2005 as filed with the Securities and Exchange Commission.

2. Basis of preparation

These Condensed Consolidated Interim Financial Statements of Royal Dutch Shell and its subsidiaries (collectively known as the “Shell Group”, “Group” or “Group Companies”) are prepared on the same basis as, and should be read in conjunction with, the Annual Report on Form 20-F for the year ended December 31, 2005 (pages 109 to 113) as filed with the Securities and Exchange Commission.

The three and nine-month periods ended September 30, 2006 Condensed Consolidated Interim Financial Statements of Royal Dutch Shell and its consolidated subsidiaries have been prepared in accordance with International Accounting Standard (IAS) 34 Interim Financial Reporting.

Certain new IFRSs and interpretations have been published which are not mandatory for 2006; these are not expected to have an impact on the accounting policies of the Shell Group, although they may result in changes in future disclosures.

3. Other reserves

					$ million

		Capital	Share	Share
	Merger	redemption	premium	plan
	reserve[a]	reserve	reserve	reserve	Other	Total

At January 1, 2005	5,373	–	–	173	3,319	8,865
IAS 32/39 transition[b]	–	–	–	–	823	823

At January 1, 2005 (after IAS 32/39 transition)	5,373	–	–	173	4,142	9,688
Cumulative currency translation differences	–	–	–	–	(3,843)	(3,843)
Unrealised gains/(losses) on securities	–	–	–	–	736	736
Unrealised gains/(losses) on cash flow hedges	–	–	–	–	(932)	(932)

Income/(expense) recognised directly in equity	–	–	–	–	(4,039)	(4,039)
Share repurchased for cancellation	–	5	–	–	–	5
Share-based compensation	–	–	–	124	–	124

At September 30, 2005	5,373	5	–	297	103	5,778

At January 1, 2006	3,444	13	–	351	(224)	3,584
Cumulative currency translation differences	–	–	–	–	2,161	2,161
Unrealised gains/(losses) on securities	–	–	–	–	255	255
Unrealised gains/(losses) on cash flow hedges	–	–	–	–	112	112

Income/(expense) recognised directly in equity	–	–	–	–	2,528	2,528
Effect of Unification	–	–	154	–	–	154
Share repurchased for cancellation	–	22	–	–	–	22
Share-based compensation	–	–	–	287	–	287

At September 30, 2006	3,444	35	154	638	2,304	6,575

a	The merger reserve was established as a consequence of the Unification described in Note 1. It relates primarily to the difference between the nominal value of Royal Dutch Shell plc shares issued and the nominal value of Royal Dutch Petroleum Company and Shell Transport and Trading Company Limited shares received.
b	See Note 7.

 Royal Dutch Shell plc
Unaudited Condensed Interim Financial Report     13

Notes to the Condensed Consolidated Interim Financial Statements

4. Earnings per share

	Three months ended		Nine months ended
	September 30,		September 30,

	2006	2005	2006	2005

Income attributable to shareholders of Royal Dutch Shell plc
Total	5,942	9,032	20,159	20,943
Continuing operations	5,942	9,125	20,159	21,250
Discontinued operations	–	(93)	–	(307)

Basic weighted average number of ordinary shares	6,373,944,405	6,676,451,062	6,446,602,707	6,711,427,612
Diluted weighted average number of ordinary shares	6,399,752,630	6,703,543,762	6,470,891,921	6,732,503,894

Basic earnings per share	0.93	1.35	3.13	3.12
Continuing operations	0.93	1.37	3.13	3.17
Discontinued operations	–	0.01	–	0.05
Diluted earnings per share	0.93	1.35	3.12	3.11
Continuing operations	0.93	1.36	3.12	3.16
Discontinued operations	–	0.01	–	0.05

5. Information by business segment

Three months ended September 30, 2006

						$ million

	Exploration &				Corporate and
	Production	Gas & Power	Oil Products	Chemicals	Other	Eliminations	Total

Revenue
third party	6,997	3,517	64,545	9,313	(118)		84,254
inter-segment	8,273	281	829	1,145	–	(10,528)	–

Total	15,270	3,798	65,374	10,458	(118)	(10,528)	84,254

Segment result	7,655	464	1,200	113	(88)		9,344
Share of profit of equity accounted investments	574	384	291	155	(46)		1,358
Net finance costs and other (income)/expense							(60)
Taxation							4,507

Income from continuing operations							6,255
Income from discontinued operations	–	–	–	–	–		–

Income for the period							6,255

Three months ended September 30, 2005

						$ million

	Exploration &				Corporate and
	Production	Gas & Power	Oil Products	Chemicals	Other	Eliminations	Total

Revenue
third party	7,078	3,086	58,877	7,311	83		76,435
inter-segment	8,603	417	1,709	1,165	–	(11,894)	–

Total	15,681	3,503	60,586	8,476	83	(11,894)	76,435

Segment result	7,136	228	4,241	354	(266)		11,693
Share of profit of equity accounted investments	2,220	271	492	85	13		3,081
Net finance costs and other (income)/expense							(268)
Taxation							5,558

Income from continuing operations							9,484
Income from discontinued operations	–	–	–	(93)	–		(93)

Income for the period							9,391

Nine months ended September 30, 2006

						$ million

	Exploration &				Corporate and
	Production	Gas & Power	Oil Products	Chemicals	Other	Eliminations	Total

Revenue
third party	21,066	11,878	182,842	27,234	325		243,345
inter-segment	25,521	1,073	2,299	3,556	–	(32,449)	–

Total	46,587	12,951	185,141	30,790	325	(32,449)	243,345

Segment result	22,413	1,068	6,892	794	(865)		30,302
Share of profit of equity accounted investments	2,271	1,104	1,431	301	(97)		5,010
Net finance costs and other (income)/expense							(168)
Taxation							14,682

Income from continuing operations							20,798
Income from discontinued operations	–	–	–	–	–		–

Income for the period							20,798

      Royal Dutch Shell plc
14    Unaudited Condensed Interim Financial Report

Notes to the Condensed Consolidated Interim Financial Statements

Nine months ended September 30, 2005

						$ million

	Exploration &				Corporate and
	Production	Gas & Power	Oil Products	Chemicals	Other	Eliminations	Total

Revenue
third party	17,717	9,221	180,799	22,941	557		231,235
inter-segment	24,125	1,143	4,765	2,882	–	(32,915)	–

Total	41,842	10,364	185,564	25,823	557	(32,915)	231,235

Segment result	18,686	299	10,829	1,396	(711)		30,499
Share of profit of equity accounted investments	3,394	630	1,517	329	(136)		5,734
Net finance costs and other (income)/expense							(159)
Taxation							14,427

Income from continuing operations							21,965
Income from discontinued operations	–	–	–	(307)	–		(307)

Income for the period							21,658

The information above is provided in accordance with IAS 14 Segment Reporting. Operating segment results are appraised by management on the basis of income including equity accounted investments and certain net finance costs and other (income)/expense and after tax, and this forms the basis of the discussion of segment results in the Operational and Financial Review (OFR). The table below reconciles the foregoing segment information to the information used for management reporting and is consistent with how the information will be presented in the Shell Group’s annual Financial Statements to comply with SFAS 131.

Income for the period by segment — Three months ended September 30, 2006

$ million

	Exploration &				Corporate and
	Production	Gas & Power	Oil Products	Chemicals	Other	Total

Segment result	7,655	464	1,200	113	(88)	9,344
Share of profit of equity accounted investments	574	384	291	155	(46)	1,358
Net finance costs and other (income)/expense	79	(59)	(10)	2	(72)	(60)
Taxation	4,407	120	287	15	(322)	4,507
Discontinued operations	–	–	–	–	–	–

Segment result — OFR	3,743	787	1,214	251	260	6,255

Income for the period by segment — Three months ended September 30, 2005

$ million

	Exploration				Corporate
	&	Gas &	Oil		and
	Production	Power	Products	Chemicals	Other	Total

Segment result	7,136	228	4,241	354	(266)	11,693
Share of profit of equity accounted investments	2,220	271	492	85	13	3,081
Net finance costs and other (income)/expense	53	(144)	(3)	4	(178)	(268)
Taxation	4,326	87	1,296	21	(172)	5,558
Discontinued operations	–	–	–	(93)	–	(93)

Segment result — OFR	4,977	556	3,440	321	97	9,391

Income for the period by segment — Nine months ended September 30, 2006

$ million

	Exploration &				Corporate and
	Production	Gas & Power	Oil Products	Chemicals	Other	Total

Segment result	22,413	1,068	6,892	794	(865)	30,302
Share of profit of equity accounted investments	2,271	1,104	1,431	301	(97)	5,010
Net finance costs and other (income)/expense	246	(209)	8	9	(222)	(168)
Taxation	12,953	313	1,981	206	(771)	14,682
Discontinued operations	–	–	–	–	–	–

Segment result — OFR	11,485	2,068	6,334	880	31	20,798

Income for the period by segment — Nine months ended September 30, 2005

$ million

	Exploration				Corporate
	&	Gas &	Oil		and
	Production	Power	Products	Chemicals	Other	Total

Segment result	18,686	299	10,829	1,396	(711)	30,499
Share of profit of equity accounted investments	3,394	630	1,517	329	(136)	5,734
Net finance costs and other (income)/expense	203	(174)	(16)	5	(177)	(159)
Taxation	11,200	60	3,208	384	(425)	14,427
Discontinued operations	–	–	–	(307)	–	(307)

Segment result — OFR	10,677	1,043	9,154	1,029	(245)	21,658

6. Discontinued operations

Discontinued operations in 2005 comprised Basell, a Chemicals joint venture entity (Group interest 50%) reported on an equity accounted basis, which was sold in 2005.

 Royal Dutch Shell plc
Unaudited Condensed Interim Financial Report     15

Notes to the Condensed Consolidated Interim Financial Statements

7. Implementation of IAS 32 and IAS 39 Financial Instruments

The impact on transition at January 1, 2005 resulting from recognising at fair value certain additional derivative contracts and unquoted securities, and recognising preference shares as debt, was an increase in total equity of $0.8 billion. This was reflected by increases in assets and liabilities at January 1, 2005 as follows:

$ million

Investments: financial assets	1,018
Non-current assets: deferred tax	5
Current assets	42
Non-current liabilities: deferred tax	(195)
Non-current liabilities: debt	(20)
Current liabilities	(54)

796

Preference share capital of $20 million was recategorised as debt on January 1, 2005 on the adoption of IAS 32 and 39.

8. Ordinary share capital

$ million

	September 30,	December 31,
	2006	2005

Allotted, called up and fully paid
Class A ordinary shares	316	333
Class B ordinary shares	233	233
Euro deferred shares	–	5
Sterling deferred	–	–

	549	571

The number of shares outstanding at September 30, 2006 and December 31, 2005, were as follows:

shares of€ 0.07 each				shares of £1 each

	Class A	Class B	Euro deferred	Sterling deferred

Shares outstanding at September 30, 2006	3,737,800,000	2,759,360,000	–	50,000
Shares outstanding at December 31, 2005	3,935,625,000	2,759,360,000	62,280,114	50,000

      Royal Dutch Shell plc
16    Unaudited Condensed Interim Financial Report

Notes to the Condensed Consolidated Interim Financial Statements

9. Reconciliation from IFRS to US GAAP

Reconciliation of statement of income from IFRS to US GAAP – Nine months ended September 30, 2006

$ million

					Currency
			Retirement	Share-based	translation		Reversals of
	IFRS	Reclassifications	benefits	compensation	differences	Impairments	impairments	Other	US GAAP

Revenue	243,345	–	–	–	–	–	–	16	243,361
Cost of sales	200,143	(296)	371	(10)	70	30	(105)	–	200,203

Gross profit	43,202	296	(371)	10	(70)	(30)	105	16	43,158
Selling, distribution and administrative expenses	11,968	–	194	–	(39)	–	–	(15)	12,108
Exploration	932	–	–	–	–	–	–	–	932
Research and development	–	557	–	–	–	–	–	–	557
Share of profit of equity accounted investments	5,010	–	1	–	–	–	24	10	5,045
Net finance costs and other income	(168)	(261)	–	–	120	–	–	(25)	(334)

Income before taxation	35,480	–	(564)	10	(151)	(30)	129	66	34,940
Taxation	14,682	–	(213)	(50)	–	(10)	(1)	116	14,524
Income attributable to minority interest								639	639

Income from continuing operations	20,798	–	(351)	60	(151)	(20)	130	(689)	19,777
Income/ (loss) from discontinued operations	–	–	–	–	–	–	–	–	–

Income for the period	20,798	–	(351)	60	(151)	(20)	130	(689)	19,777

Attributable to minority interest	639	–	–	–	–	–	–	(639)	–

Income attributable to shareholders of Royal Dutch Shell	20,159	–	(351)	60	(151)	(20)	130	(50)	19,777

Earnings per share under US GAAP

				$

	Three months ended		Nine months ended
	September 30,		September 30,

	2006	2005	2006	2005

Basic earnings per share	0.89	1.34	3.07	3.21
Continuing operations	0.89	1.34	3.07	3.07
Discontinued operations	–	–	–	0.06
Cumulative effect of change in accounting policy	–	–	–	0.08

Diluted earnings per share	0.89	1.33	3.06	3.20
Continuing operations	0.89	1.33	3.06	3.06
Discontinued operations	–	–	–	0.06
Cumulative effect of change in accounting policy	–	–	–	0.08

Details of the number of shares used in these calculations are contained in Note 4. Income from continuing operations is adjusted for income attributable to minority interest.

 Royal Dutch Shell plc
Unaudited Condensed Interim Financial Report     17

Notes to the Condensed Consolidated Interim Financial Statements

Reconciliation of balance sheet from IFRS to US GAAP as at September 30, 2006

						$ million

		Retirement		Reversals of
	IFRS	benefits	Impairments	impairments	Investments	Other	US GAAP

ASSETS
Non-current assets
Intangible assets	4,697	337	–	–	–	(7)	5,027
Property, plant and equipment	96,133	–	630	(41)	–	(50)	96,672
Investments:							–
equity accounted investments	19,453	97	–	(315)	(83)	62	19,214
financial assets	3,914	–	–	–	(796)	41	3,159
Deferred tax	2,664	(133)	–	–	–	90	2,621
Other	8,057	4,974	–	–	–	137	13,168

	134,918	5,275	630	(356)	(879)	273	139,861

Current assets
Inventories	23,391	–	–	–	–	–	23,391
Accounts receivable	63,895	–	–	–	–	(30)	63,865
Cash and cash equivalents	11,240	–	–	–	–	–	11,240

	98,526	–	–	–	–	(30)	98,496

Total assets	233,444	5,275	630	(356)	(879)	243	238,357

LIABILITIES
Non-current liabilities
Debt	7,665	–	–	–	–	(155)	7,510
Deferred tax	12,485	1,698	207	(112)	–	318	14,596
Provisions	15,091	(135)	–	–	–	(149)	14,807
Other	4,346	–	–	–	–	238	4,584

	39,587	1,563	207	(112)	–	252	41,497

Current liabilities
Debt	6,395	–	–	–	–	(83)	6,312
Accounts payable, accrued liabilities and provisions	66,492	(50)	–	–	–	(9)	66,433
Taxes payable	10,679	–	–	–	–	5	10,684

	83,566	(50)	–	–	–	(87)	83,429

Total liabilities	123,153	1,513	207	(112)	–	165	124,926

Minority interest						8,692	8,692

Equity attributable to shareholders of Royal Dutch Shell plc	101,604	3,747	423	(244)	(879)	88	104,739
Minority interest	8,687	15	–	–	–	(8,702)	–

Total equity	110,291	3,762	423	(244)	(879)	(8,614)	104,739

Total liabilities and equity	233,444	5,275	630	(356)	(879)	243	238,357

      Royal Dutch Shell plc
18    Unaudited Condensed Interim Financial Report

Notes to the Condensed Consolidated Interim Financial Statements

Reconciliation of statement of income from IFRS to US GAAP — Nine months ended September 30, 2005

											$ million

						Currency			Major
		Discontinued		Retirement	Share-based	translation		Reversals of	inspection
	IFRS	operations	Reclassifications	benefits	compensation	differences	Impairments	impairments	costs	Other	US GAAP

Revenue	231,235	(648)	–	–	–	–	–	–	–	31	230,618
Cost of sales	188,733	(85)	(64)	150	23	1	31	(44)	–	50	188,795

Gross profit	42,502	(563)	64	(150)	(23)	(1)	(31)	44	–	(19)	41,823
Selling, distribution and administrative expenses	11,219	(64)	–	85	6	–	–	–	–	(59)	11,187
Exploration	784	–	–	–	–	–	–	–	–	–	784
Research and development	–	–	303	–	–	–	–	–	–	–	303
Share of profit of equity accounted investments	5,734	(222)	–	(2)	–	(112)	212	29	–	(13)	5,626
Net finance costs and other (income)/expense	(159)	(1)	(239)	–	–	–	–	–	–	(21)	(420)

Income before taxation	36,392	(720)	–	(237)	(29)	(113)	181	73	–	48	35,595
Taxation	14,427	(35)	–	(90)	3	–	(64)	(2)	–	(70)	14,169
Income attributable to minority interest										775	775

Income from continuing operations	21,965	(685)	–	(147)	(32)	(113)	245	75	–	(657)	20,651
Income/(loss) from discontinued operations	(307)	685	–	–	–	–	–	–	–	–	378
Cumulative effect of change in accounting policy	–	–	–	–	–	–	–	–	554	–	554

Income for the period	21,658	–	–	(147)	(32)	(113)	245	75	554	(657)	21,583
Attributable to minority interest	715	–	–	–	–	–	60	–	–	(775)	–

Income attributable to shareholders of Royal Dutch Shell plc	20,943	–	–	(147)	(32)	(113)	185	75	554	118	21,583

 Royal Dutch Shell plc
Unaudited Condensed Interim Financial Report     19

Notes to the Condensed Consolidated Interim Financial Statements

Reconciliation of balance sheet from IFRS to US GAAP as at December 31, 2005

							$ million

		Retirement		Reversals of
	IFRS	benefits	Impairments	impairments	Investments	Other	US GAAP

ASSETS
Non-current assets
Intangible assets	4,350	304	–	–	–	(10)	4,644
Property, plant and equipment	87,558	–	663	(148)	–	(66)	88,007
Investments:
equity accounted investments	16,905	97	–	(352)	–	35	16,685
financial assets	3,672	–	–	–	(780)	42	2,934
Deferred tax	2,562	(779)	(3)	–	–	(21)	1,759
Other	6,577	5,455	–	–	–	(276)	11,756

	121,624	5,077	660	(500)	(780)	(296)	125,785

Current assets
Inventories	19,776	–	–	–	–	–	19,776
Accounts receivable	66,386	–	–	–	–	(31)	66,355
Cash and cash equivalents	11,730	–	–	–	–	–	11,730

	97,892	–	–	–	–	(31)	97,861

Total assets	219,516	5,077	660	(500)	(780)	(327)	223,646

LIABILITIES
Non–current liabilities
Debt	7,578	–	–	–	–	(210)	7,368
Deferred tax	10,763	1,240	217	(121)	–	(6)	12,093
Provisions	13,192	(181)	–	–	–	(160)	12,851
Other	5,095	–	–	–	–	251	5,346

	36,628	1,059	217	(121)	–	(125)	37,658

Current liabilities
Debt	5,338	–	–	–	–	(10)	5,328
Accounts payable, accrued liabilities and provisions	70,844	(47)	–	–	–	(34)	70,763
Taxes payable	8,782	–	–	–	–	6	8,788

	84,964	(47)	–	–	–	(38)	84,879

Total liabilities	121,592	1,012	217	(121)	–	(163)	122,537

Minority interest						7,006	7,006

Equity attributable to shareholders of Royal Dutch Shell plc	90,924	4,050	443	(379)	(780)	(155)	94,103
Minority interest	7,000	15	–	–	–	(7,015)

Total equity	97,924	4,065	443	(379)	(780)	(7,170)	94,103

Total liabilities and equity	219,516	5,077	660	(500)	(780)	(327)	223,646

The Condensed Consolidated Interim Financial Statements of the Shell Group are prepared in accordance with IFRS, which differs in certain respects from US Generally Accepted Accounting Principles (US GAAP).

Discontinued operations

The definition of activities classified as discontinued operations differs from that under IFRS. Under IFRS the activity must be a separate major line of business or geographical area of operations and equity accounted or other investments are included in this classification. Under US GAAP this definition is broadened to include a component of an entity (rather than a separate major line of business or geographical area of operations) but equity accounted or other investments are excluded. As a result, all of the items presented as discontinued operations in 2005 under US GAAP are included within continuing operations under IFRS. In 2005 the Shell Group’s equity accounted investment in Basell was classified under IFRS as a discontinued operation and under US GAAP included within continuing operations. The activities reported as discontinued operations in the Statement of Income under US GAAP were all disposed of in 2005.

Reclassifications

Reclassifications are differences in line item allocation under IFRS, which do not affect equity or income compared with that shown under US GAAP. They comprise research and development costs that are included in cost of sales while these are separately disclosed under US GAAP and accretion expense for asset retirement obligations is reported as interest expense under IFRS and as cost of sales under US GAAP.

Retirement benefits

Under IFRS, all gains and losses related to defined benefit pension arrangements and other post retirement benefits at the date of transition to IFRS were recognised in the January 1, 2004 opening balance sheet, with a corresponding reduction in equity. Under US GAAP these amounts are amortised, therefore equity under US GAAP at December 31, 2005 is higher. Under IFRS, the use of the fair

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Notes to the Condensed Consolidated Interim Financial Statements

value of pension plan assets (rather than market-related value under US GAAP) to calculate annual expected investment returns and the changed approach to amortisation of investment gains/losses can be expected to increase volatility in income going forward as compared to past IFRS and US GAAP results.

In the second quarter 2006 an agreement was reached to restructure the pension arrangements in France. The existing defined benefit arrangements will be replaced with a defined contribution plan with effect from January 1, 2007. Under the IAS19 accounting rules, as a result of the closure of the defined benefit plan, immediate recognition of the actuarial losses, that would otherwise have been recognised over many years, was required. Therefore a post tax earnings charge of $133 million was reported in the second quarter. Under US GAAP brought forward actuarial losses will continue to be amortised over the remaining service period of employees.

Share-based compensation

Under IFRS, share-based compensation awarded after November 7, 2002 and not vested at January 1, 2005 is recognised as an expense based on their fair value. For US GAAP the Group adopted SFAS 123R as of January 1, 2005 using the modified prospective approach and this minimises the difference between US GAAP and IFRS reporting. The remaining difference relates to share-based compensation not yet vested and granted before November 7, 2002, which under US GAAP is also recognised as an expense, and the treatment of deferred tax on share-based compensation. Under IFRS deferred tax is remeasured every reporting period and under US GAAP deferred tax is estimated at grant date and not subsequently revised.

Currency translation

Under IFRS at January 1, 2004, the balance of cumulative currency translation differences of $1,208 million was eliminated to increase retained earnings. For US GAAP there is no change in the accounting for cumulative currency translation differences and the amount is included in accumulated other comprehensive income. Equity in total under both IFRS and US GAAP was not impacted. Upon divestment or liquidation of an entity, cumulative currency translation differences related to that entity are taken to income under both IFRS and US GAAP. Due to the elimination of the opening balance as at January 1, 2004, the amounts of cumulative currency translation differences that are taken to income may differ between IFRS and US GAAP.

Impairments

Impairments under IFRS are based on discounted cash flows. Under US GAAP, only if an asset’s estimated undiscounted future cash flows are below its carrying amount is a determination required of the amount of any impairment based on discounted cash flows. There is no undiscounted test under IFRS.

Reversal of impairments

Under IFRS, a favourable change in the circumstance which resulted in an impairment of an asset other than goodwill, would trigger the requirement for a redetermination of the amount of the impairment and any reversal is recognised in income. Under US GAAP, impairments are not reversed.

Major inspection costs

On a US GAAP basis prior to January 1, 2005, the Group expensed major inspection costs as they were incurred. From January 1, 2005 such costs are capitalised and are amortised to income over the period until the next planned major inspection. Under IFRS these costs are capitalised and are amortised to income over the period until the next planned major inspection. The cumulative effect of the change of policy ($554 million) was included in US GAAP income attributable to shareholders of Royal Dutch Shell plc for 2005, eliminating the related reconciling difference between IFRS and US GAAP that existed at December 31, 2004. The impact on income going forward is reflected in lower operating costs and higher depreciation charges.

Financial instruments

The Group adopted IAS 32 and IAS 39 as of January 1, 2005, which requires certain unquoted equity securities to be recognised at fair value. Under US GAAP these are recognised at cost. This change in accounting has no impact on the timing of recognition of income arising from these investments. From the same date, certain commodity contracts and embedded derivatives that are not recognised under US GAAP are recognised under IFRS mainly because of pricing or delivery conditions.

Other

Other reconciling items include differences arising from IAS 12 “Income Taxes”, IAS 17 “Leases” and cumulative currency translation differences arising on differences between IFRS and US GAAP.

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Notes to the Condensed Consolidated Interim Financial Statements

Cash flow statement

The Group compiles the consolidated cash flow statement in accordance with International Accounting Standards (IAS 7). The SEC permits the compilation of the cash flow statement under IAS 7.

Recent US GAAP accounting pronouncements

In September 2006 the Financial Accounting Standards Board (FASB) issued Statement No. 158 “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans (an Amendment of FASB Statements No. 87, 88, 106 and 132R)” (FAS 158), which is effective for the Group for the year ending December 31, 2006. FAS 158 principally requires the recognition of the funded status of an entity’s defined benefit postretirement plans in its statement of financial position and the recognition of changes in that funded status in the year in which the changes occur through other comprehensive income. The impact on the Group’s Consolidated Financial Statements of adoption of FAS 158 is currently under review.

In July 2006 the FASB issued Interpretation No. 48 “Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109” (FIN 48), which is effective for financial years beginning after December 15, 2006. The impact on the Group’s Consolidated Financial Statements of adoption of FIN 48 is currently under review.

In September 2006 the FASB issued Statement No. 157 “Fair Value Measurement” (FAS 157), which is effective for financial years beginning after November 15, 2007. The impact on the Group’s Consolidated Financial Statements of adoption of FAS 157 is currently under review.

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Notes to the Condensed Consolidated Interim Financial Statements

Appendix

Ratio of earnings to fixed charges

The following table sets forth, on a US GAAP basis and, for the years ended December 31, 2004 and 2005 and the nine months ended September 30, 2006, on an IFRS basis, the consolidated unaudited ratio of earnings to fixed charges of Royal Dutch Shell for the years ended December 31, 2001, 2002, 2003, 2004 and 2005 and the nine months ended September 30, 2006. The comparative annual information is derived from the consolidated financial statements of Royal Dutch Shell contained in the Annual Report on Form 20-F for the year ended December 31, 2005 as filed with the Securities and Exchange Commission and these Condensed Consolidated Interim Financial Statements.

Nine months ended
September 30,		Years ending December 31,

	2006	2005	2004	2003	2002	2001

Ratio of Earnings to Fixed Charges (IFRS basis)	22.96	23.81	19.60
Ratio of Earnings to Fixed Charges (US GAAP basis)	26.75	27.76	17.56	15.91	11.71	18.52

For the purposes of this table, “earnings” consists of pre-tax income from continuing operations before adjustment for minority interest and income from equity investees plus fixed charges (excluding capitalised interest) less undistributed earnings of equity investees, plus distributed income from equity interests. “Fixed charges” consists of expensed and capitalised interest plus interest within rental expenses plus preference security dividend requirements of consolidated subsidiaries.

Capitalisation and indebtedness

The following tables set forth, on a US GAAP and IFRS basis, the unaudited consolidated combined capitalisation and indebtedness of Royal Dutch Shell as of September 30, 2006. This information is derived from these Condensed Consolidated Interim Financial Statements.

US GAAP basis

$ million

September 30,
2006

Equity
Ordinary share capital	549
Treasury shares	(3,434)
Retained earnings	102,919
Additional paid in capital	4,072
Other comprehensive income	633
Total equity	104,739
Total finance debt
Short-term finance debt	6,312
Long-term finance debt[a]	4,766
Total finance debt[b]	11,078
Total capitalisation	115,817

IFRS basis

$ million

September 30,
2006

Equity
Total equity attributable to shareholders of Royal Dutch Shell plc	101,604
Total finance debt
Short-term finance debt	6,395
Long-term finance debt[a]	4,921
Total finance debt[b]	11,316
Total capitalisation	112,920

a	Long-term finance debt excludes $2.7 billion of certain long-term commitments included in amounts due to banks and other credit institutions.
b	As of September 30, 2006, the Shell Group had outstanding guarantees related to Shell Group associates of $2.8 billion, of which $1.8 billion related to guarantees in respect of financial indebtedness. $9.8 billion of the finance debt of the Shell Group was unsecured.

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